UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NOBEL LEARNING COMMUNITIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654889104

(CUSIP Number)

August 7, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 654889104	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 301,150
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 301,150
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 654889104	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 406,197
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 406,197
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,197
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 654889104	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,892
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,892
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,892
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 654889104	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan, Inc. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,900
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 654889104	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 707,347 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 707,347 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,347 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P.I.

CUSIP NO. 654889104	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,892 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 190,892 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,892 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 654889104	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (a)United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,900 (1)
	6	SHARED VOTING POWER 898,239 (1)
	7	SOLE DISPOSITIVE POWER 16,900 (1)
	8	SHARED DISPOSITIVE POWER 898,239 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,139 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd, and Wynnefield Capital, Inc. Profit Sharing Plan, Inc., respectively, because he is a co-managing member of Wynnefield Capital Management, LLC, an executive officer of Wynnefield Capital, Inc., and portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan, Inc.  The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 654889104	13G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (b)United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 898,239 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 898,239 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,239 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement

CUSIP NO. 654889104	13G	Page 10 of 14 Pages

Explanatory Note:

This Statement of Beneficial Ownership on Schedule 13G is being filed to report the Reporting Persons’ (as defined below) beneficial ownership of the shares of common stock of Nobel Learning Communities, Inc. (previously set forth in the Reporting Persons’ Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on August 4, 2009), as well as to re-establish the Reporting Persons’ Schedule 13G eligibility pursuant to Rule 13d-1(h) of Regulation 13D.

Item 1(a).	Name of Issuer:

Nobel Learning Communities, Inc., a Delaware corporation the (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1615 W Chester Pike, Suite 200, West Chester, Pennsylvania 19382-6223

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

Wynnefield Partners Small Cap Value, L.P. (“Partners”)

Wynnefield Partners Small Cap Value, L.P. I (“Partners I”)

Wynnefield Partners Small Cap Offshore Fund, Ltd. (“Fund”)

Wynnefield Capital, Inc. Profit Sharing Plan, Inc. (“Profit”)

Wynnefield Capital Management, LLC (“WCM”)

Wynnefield Capital Inc. (“WCI”)

Nelson Obus (“Obus”)

Joshua Landes (“Landes”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

Item 2(c).	Citizenship:

Partners and Partners I are Delaware Limited Partnerships.

CUSIP NO. 654889104	13G	Page 11 of 14 Pages

Fund is a Cayman Islands Company.

WCM is a New York Limited Liability Company.

WCI and Profit are Delaware Corporations.

Mr. Obus is a United States citizen.

Mr. Landes is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

654889104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None of the Reporting Persons is an entity specified in Rule 13d-1(b)(1)(ii).

Item 4.	Ownership:

As of August 7, 2009, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:

(a) Amount beneficially owned by all reporting persons: 915,139 shares of Common Stock.

(b) Percent of class: 8.8% (the percentage of shares of Common Stock owned being based upon 10,462,409 shares of Common Stock outstanding on April 27, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2009, filed with the Securities and Exchange Commission on May 1, 2009).

(c) Number of shares as to which the Reporting Persons have:

(i) sole power to vote or to direct the vote: 0 shares of Common Stock.

(ii) shared power to vote or to direct the vote:  915,139 shares of Common Stock.

CUSIP NO. 654889104	13G	Page 12 of 14 Pages

(iii) sole power to dispose or to direct the disposition: 0 shares of Common Stock.

(iv) shared power to dispose or to direct the disposition: 915,139 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 2 (a) - (c).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 654889104	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 7, 2009

WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
General Partner

By:  /s/  Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,
General Partner

By:  /s/  Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE
OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By:  /s/  Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:  /s/  Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP NO. 654889104	13G	Page 14 of 14 Pages

WYNNEFIELD CAPITAL, INC.

By:  /s/  Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT
SHARING PLAN

By:  /s/  Nelson Obus
Nelson Obus, General Partner

/s/  Nelson Obus
Nelson Obus

/s/ Joshua H. Landes
Joshua H. Landes